

March 26, 2015

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

   Re: Taylor Morrison Home Corporation
      Registration Statement on Form S-3
      Filed March 2, 2015
      File No. 333-202434

Dear Mr. Sherman:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your registration statement covers the offer and sale of Class A common stock issuable in exchange for outstanding limited partnership units of TMM Holdings II Limited Partnership. It appears that you may have commenced this transaction privately, on or about April 9, 2013, when you and the unit holders executed the Exchange Agreement, which contains the exchange right noted in Section 2.1. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Questions 103.04 and 134.02 of our Securities Act Sections, Compliance and Disclosure Interpretations, available on our website, for guidance. In addition, we note that you have not registered the resale of the Class A common stock that you have issued to date pursuant to the exchange. Please advise.

Incorporation of Documents by Reference, page 2

2.   We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

3.   Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Erin Jaskot, Staff Attorney at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
John C. Kennedy, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP